Exhibit 4.1.2

Amendment No. 1 to Mediwound Ltd.
2024 Share Incentive Plan Section 5.1 of the Mediwound Ltd. 2024 Share Incentive Plan is hereby amended and restated in its entirety as follows:
“5.1.  The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be 580,375, subject to adjustment as provided in Section 14.1. Notwithstanding the foregoing, the total number of Shares that may be issued pursuant to Incentive Stock Options granted under this Plan shall be 580,375, subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under this Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect Awards then outstanding).”